Exhibit 4.14

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

Zhejiang ZEEKR Intelligent Technology Co., Ltd.

and

Zhejiang Jirun Automobile Co., Ltd.

and

Zhejiang Geely Automobile Co., Ltd. Chunxiao Factory

Cooperation Framework Agreement

Project name: [***]

Contract number: [***]

Signing time:	May 23, 2024

Cooperation Framework Agreement

This Cooperation Framework Agreement (“this Agreement”) was made and entered into by and between the following Parties on May 23, 2024:

Party A: Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Party A”)

Party B: Zhejiang Jirun Automobile Co., Ltd. (“Party B”)

Party C: Zhejiang Geely Automobile Co., Ltd. Chunxiao Factory (“Party C”)

Party A, Party B and Party C may be referred to individually as a “Party” or collectively as the “Parties” hereunder.

Through friendly negotiation, the Parties hereby enter into the following agreement for the development and production of [***] and its modified models at Geely Chunxiao Factory.

1	Cooperation principles
1.1	Based on the principles of openness, transparency and sharing, the Parties shall have full trust and share resources with each other.
1.2	In the development process of the project, the control, verification and acceptance of each node shall be under the control of Party A.
1.3

In the production process of the project, the quality control shall be carried out in accordance with the quality assurance system of Party B approved by Party A (for details, please refer to Annex 4 Quality Agreement).

2	Cooperation scope
2.1

The Parties shall jointly manufacture the new energy pure electric vehicle and its modified models (“Cooperative Models”) under the project code of [***] based on [***] and its modified models. The cooperative models shall use the brand of

“ZEEKR” and the corresponding Road Motor Vehicle Manufacturer and Product Announcement (“Product Announcement”) shall be registered under the name of Party C.

2.2

For the foregoing purposes, Party A and/or its affiliates will entrust Party B with the production of cooperative models; Party C shall, after testing and processing the cooperative models and completing the procedures for applying for Qualified Certificate of Completed Vehicle (“Qualified Certificate”) and other necessary procedures, sell the completed vehicle products to Party A and/or its affiliates; Party A and/or its affiliates will act as the exclusive general distributor of the cooperative models. Please refer to Annex 2 for the division of labor and transaction path of the Parties.

3	Rights and obligations of the Parties
3.1

Party A shall be responsible for development tasks, targets, costs, development progress, and R&D quality control of the project. Party A shall, under the assistance of Party C, be responsible for completing the necessary procedures such as Product Announcement, 3C certification and declaration of environmental protection announcement of cooperative models, and providing necessary technical materials and relevant documents. If an on-site factory audit or on-site inspection is required in accordance with relevant laws and regulations or by government authorities, Party B shall cooperate as required by the government authorities, Party A and Party C, including but not limited to providing assistance for on-site work and providing documents and materials.

3.2

Party A shall be responsible for selection of direct material suppliers, pricing, business negotiation, supplier quality management, supplier capacity management and other supplier management matters; Party B shall be responsible for placing purchase orders and logistics. Party A is mainly responsible for supply chain management, such as ensuring the timeliness of supply from suppliers, and Party B shall provide assistance. Please refer to Annex 3 for details about RASIC division of labor. Party B shall, in accordance with the acceptance standards and requirements approved by Party A, promptly accept the materials delivered by suppliers (including but not limited to package confirmation, appearance inspection, quantity checking, model checking, quality issues, etc.), properly store the materials and settle the payment. It is agreed by the Parties that Party B shall handle the nonconforming products in accordance with the management measures agreed by Party A and Party B.

3.3

Party B shall be fully responsible for the production and manufacturing of cooperative models, including material management, production process development, inspection, etc. It is agreed by the Parties that they shall perform quality related functions and responsibilities in accordance with the management measures set forth in Annex 4 Quality Agreement.

3.4

Party B shall coordinate with Party C to apply for the Qualified Certificate, Certificate of Vehicle Conformity, 3C labeling and printing and information uploading of vehicle environmental identification document (VEID) for cooperative models. According to the corresponding data provided by Party A and its affiliates, Party C shall be responsible for registration of information on various platforms, including but not limited to the monitoring platform for new energy vehicles and battery traceability system; Party B shall be responsible for promptly and accurately providing all other information (including but not limited to vehicle production, warehousing, invoicing and other information) necessary for the completion of the aforementioned work, and liable for the authenticity, accuracy and completeness of such information.

3.5

The Parties hereby confirm that although the Product Announcement is registered under the name of Party C, all new energy credits and carbon emission credits (if applicable) and various subsidies and grants of new energy vehicle for cooperative models from the central and/or local government (including but not limited to purchase subsidies and interests under various support/incentive policies related to cooperative models subsequently introduced by the national or local authorities) shall belong to Party A (or Party A’s affiliates). Party B and Party C shall have no rights to such items and shall take necessary actions as instructed by Party A (such as selling such items to a third party), and any taxes arising from such necessary actions shall be borne by Party A (or Party A’s affiliates). For clarity, under the same conditions, Party A (or Party A’s affiliates) shall give priority to Party C and/or its affiliates when selling new energy credits. The Parties hereby confirm that the follow-up matters related to government subsidies shall be promoted with the friendly assistance of the Parties.

3.6	With regard to the cooperative models and the after-sales service of the delivered vehicles and other matters, the Parties shall act accordingly in accordance with Annex 4 Quality Agreement.
4	Plant construction and SOP preparation
4.1	Party B is a new automobile production base with high quality and first-class manufacturing and management level, which can meet the quality requirements and capacity requirements of Party A.
4.2

The Parties hereby confirm that Party B (including but not limited to plant construction, production line, in-plant logistics, warehousing and other facilities not dedicated to cooperative models) shall be built by Party B with its own funds.

4.3	Both parties agree that the infrastructure, technical modification and management and production cost of [***] and its modified models project shall be settled by signing a separate agreement.
5	Capacity Scheduling
5.1

Party A shall update the annual demand of “1+3” to Party B on a rolling basis before September 30 of each year, and output the final version before November 15 of each year, where the capacity for the first year (“l”) shall be the locked capacity, and the capacity for the following three years (“3”) shall be the scheduled capacity. “l” means that in September of the current year, Party A shall provide Party B with the locked capacity for the next year (calendar year).

“3” means that in September of the current year, Party A shall provide Party B with the scheduled capacity for the last three of the next four years.

Party B shall evaluate the annual rolling forecast after receiving it, and send the confirmation results back to Party A. If the total locked capacity plan received by Party B from Party A exceeds the capacity range of Party B, Party B shall negotiate with Party A to adjust the locked capacity plan according to the specific situation. The capacity shall be formally locked after both parties reach a consensus. Party B shall make best efforts to meet the capacity requirements proposed by Party A.

5.2

Party B shall evaluate the depreciation and amortization ratio for the scheduled capacity in the following year. If it is lower than the preset minimum depreciation and amortization ratio for the full life cycle in the current year, the total amount of depreciation and amortization shall be calculated according to the minimum percentage in the life cycle, and the standard depreciation and amortization amount for each unit in the following year shall be agreed. If there is any change in the depreciation and amortization ratio due to the change in Party B’s output of the models, it shall be confirmed by both parties.

5.3

Party B shall confirm the final version of the capacity allocation plan before November 30 of the current year, and Party A shall be responsible for the allocated capacity. The calculation principles are as follows:

1. If the output is less than [*]% of the locked capacity (excluding [*]%), Party A shall bear the total amount of the amortization of three charges and the fixed depreciation and amortization based on [*]% of the locked capacity multiplied by the agreed three charges and depreciation and amortization per unit;

2. If the output is within the range from [*]% to [*]% of the locked capacity (including [*]% and [*]%), it shall be calculated based on the actual output multiplied by the agreed three charges and depreciation and amortization per unit;

3. If the output exceeds [*]% (excluding [*]%), for the part beyond [*]%, the agreed depreciation and amortization per unit shall not be collected, while the three charges shall still be collected for each unit as agreed.

5.4

If the actual annual output of Party A exceeds the locked capacity, Party A shall purchase the excess capacity from Party B. If it exceeds the maximum production capacity of Party B, Party A shall negotiate with Party B and confirm the feasibility of production expansion, and carry out the transformation of Party B to meet the production capacity demand of Party A. The costs incurred and payable by Party A shall be paid to Party B at the agreed time after the transformation is completed. The investment in other assets (land, plant, equipment and other supporting facilities) shall be amortized to the cost per vehicle. In principle, the settlement shall be made according to the locked capacity at the beginning of the year. In case of special circumstances, both parties shall negotiate separately.

5.5	If Party A plans to further increase the supply of cooperative models beyond the annual locked capacity, it shall separately negotiate with Party B for the specific matters.
6	Production and sales coordination mechanism
6.1

Both parties shall update the monthly forecast on a rolling basis in accordance with the production and sales coordination rules. In order to ensure Party B’s stable production and timely delivery of orders, Party A shall break down the annual demand to monthly demands in a balanced pattern. During the monthly production and sales communication, both parties shall fully communicate with each other in light of the production market demand, factory capacity and supply chain situation, and then release the monthly production and sales plan after reaching a consensus.

6.2	Party B shall carry out production and delivery according to the monthly plan agreed by both parties.
6.3

Party A may adjust the sales volume outline once in half a year according to the actual market situation, provided that this adjustment is only used to guide the production and sales plan, and the total amount of the three charges and depreciation and amortization shall still be calculated with reference to the above-mentioned annual volume locking mechanism.

6.4

Party A shall submit the initial version of the rolling demand plan to Party B on a monthly basis, based on factors such as the annual scheduled capacity, market sales status, and the previous version of the demand plan. The demand plan for the period starting from Month M+1 shall be submitted in the current month (Month M). The demand plan must cover a period of 12 months or 52 weeks and be presented directly at the PNO18 granularity. This plan shall be transmitted to the IT system of Geely Auto Group through Party A’s IT system, and Party A shall send the same content by email to the Manufacturing Management Center of Geely Cooperative Project and Party B. The above requirements for submission format also apply to the final version of the monthly demand plan.

Party B shall, after forecasting and checking the risks according to the survey version, feed back the evaluation results to Party A’s production and sales coordination contact person and report to the Manufacturing Management Center of Geely Cooperative Project. If there are demands that cannot be met, Party B shall organize a communication meeting with Party A as needed. If an agreement cannot be reached with Party A’s production and sales contact person, the issue shall be escalated to the monthly production and sales coordination meeting for further resolution. Ultimately, based on the resolutions of the production and sales coordination meeting, Party A shall modify the demand plan. Party A shall send the final version of the vehicle demand plan to Party B before the 25th of each month, with the format and content required to be consistent with those of the initial draft. The first monthly forecast submission time for the collaborative project shall not be no later than J1-6, and subsequent monthly forecasts shall be submitted on a rolling basis according to the rules.

7	Volume locking mechanism for parts

If the parts supplier requests to sign a parts quantity locking agreement with Party B, Party A shall cooperate with Party B in signing the relevant parts quantity locking agreement after internal evaluation and confirmation by both parties.

8	Calculation and payment of ex-factory price
8.1	All parties hereby confirm that the ex-factory price of the finished vehicle shall be calculated in accordance with the following formula:

Ex-factory price = BOM cost * ([***]%) + (three factory charges + fixed depreciation and amortization + security contribution + tax and surcharge) * ([***]%)

Where:

•	BOM cost refers to the total material cost (including cargo collection cost and RDC cost, if any) of the finished vehicle products actually delivered to Party A and/or its affiliates, which is paid by Party B and approved by Party A and/or its affiliates. The specific details shall be determined by Party A and/or its affiliates and Party B;
•	Three factory charges refer to direct labor + controllable manufacturing expenses + controllable administrative expenses
•	Fixed amortization refers to the uncontrollable manufacturing expenses + uncontrollable administrative expenses

The price of the finished vehicle/assembly sold by Party C = the purchase price of Party C from Party B + the value-added cost of Party C in the business × (1 + value-added cost markup rate) + the non-value-added cost of Party C in the business

Where:

•	“Value-added cost” refers to the direct cost (excluding the price of purchasing the finished vehicle and accompanying tool kits from Party B) and indirect cost incurred by Party C in completing the last process of vehicle production, but excluding financial expenses, non-operating expenses and income tax expenses;

•	“Non-value-added cost”: the sales and administrative expenses of Party C in the business - the value-added cost of Party C in the business;
•	In 2024, the value-added cost markup rate is [***]%. The markup rate will be uniformly reviewed by Geely Auto Group Co., Ltd. every year.
•	In case of major changes in functions of Party B and Party C due to special requirements of the government, the pricing policy will be adjusted simultaneously upon mutual agreement of both parties.
8.2	For clarity, the foregoing “depreciation and amortization” shall be determined in accordance with the following principles:
(1)	Party B’s accounting policies on fixed assets depreciation and amortization (including accounting policy adjustment, the same below) and list of fixed assets have been approved by Party A in advance;
(2)

The depreciation and amortization of the shared fixed assets shall be shared among the brands in accordance with the proportion confirmed in Article 5.2 above. If the actual capacity of the current year does not reach the locked capacity, Party A shall properly compensate the difference between the locked capacity and the actual capacity after the negotiation and confirmation between Party A and Party B, and pay in a lump sum to Party B in January of the next year. Please refer to the Annex 1 for details.

(3)

After the completion of the mass production stage and EOP, Party B will be responsible for the net disposal of the special assets in accordance with the Equipment Management Measures of Geely Holding Group, regardless of whether depreciation and amortization of the special assets are completed, and Party A will participate in the examination and approval of the disposal plan.

8.3

Party A and Party B shall settle “three factory charges” according to the agreed settlement principle of manufacturing expenses. The shared expenses shall be borne by the corresponding subject of each brand in the factory according to the production capacity ratio of the cooperative models, while the special expenses for [***] shall be borne by Party A.

8.4

Party C shall send a monthly bill of sales expenses to Party A, and Party A shall confirm the bill within 7 days upon receipt of the bill. If Party A fails to raise objections to the charges within the said time limit, Party A shall be deemed to have confirmed the charges in the bill. After Party A confirms the charges, Party C will issue a special VAT invoice based on the billing amount confirmed by both parties, and Party A shall pay the corresponding amount to the bank account designated by Party C within 60 days after the invoice is issued.

8.5

Party A and Party B confirm that the above pricing principles also apply to the ex-factory price calculation for special requirements (such as special color cars, etc.), that is, the actual costs incurred due to special requirements shall be settled in accordance with the above ex-factory price determination principles.

9	Security deposit

The parties hereby acknowledge that Party A and/or its affiliates shall settle and pay the mutually agreed security deposit (That is, the amount of special equipment set out in the [***] Infrastructure Technical Transformation and Management Investment Agreement signed by both parties) to Party B and/or its affiliates within 30 days after the end of each quarter. Party B and/or its affiliates shall return the interest-free security deposit to Party A and/or its affiliates on a monthly basis, commencing in the month following the receipt of payment for the vehicle after mass production delivery, in accordance with the monthly depreciation amount of the special assets for the cooperative models. If the production of cooperative models is terminated before mass production or the equipment depreciation is not completed after exit after mass production, Article 14 of this Agreement shall apply. If Party A and/or its affiliates have paid in full the purchase price and compensation amount (if any), Party B and/or its affiliates shall refund the remaining portion of the security deposit to Party A and/or its affiliates in the following month.

10	Overdue payment

10.1

Party A and/or its affiliates shall pay to Party B and/or its affiliates the amounts stated in Articles 8, 9 and 11.1 hereof in strict accordance with provisions of this Agreement. If Party A and/or its affiliates delay the payment, they shall pay the overdue interest at the rate of [*]% per annum for the overdue payment, from the overdue date to the actual date of payment.

10.2

If Party A fails to pay the ex-factory price according to this Agreement without prior consent of Party B, Party B shall have the right to suspend the advance payment of BOM cost, and Party A shall communicate with the supplier and settle the amount by itself. Party B shall not bear the liability for not meeting the delivery rate caused by this.

11	Principles of change management
11.1

Party A and Party B shall not unilaterally change the design unless both parties agree through consultation and sign the design change order (see Annex 5 for the template). The design change demander shall bear the corresponding design change cost, and the design change adjustment amount shall be separately agreed and settled in the design change order. Both parties agree to reconcile and accrue all the design change amounts generated in each quarter on a quarterly basis, and to issue invoices within 10 days after the end of each quarter, with payment to be completed within 60 days after the issuance of the invoice.

11.2

In the event that the special equipment cannot be used any longer or the special equipment EOP is resulted in due to the design changes caused by Party A, Party B shall use its best reasonable efforts to reduce the relevant losses resulting therefrom, and Party A shall bear the reasonable direct losses or additional costs and expenses caused to Party B by Party B’s aforesaid efforts. If supplier-related losses are indeed incurred and the supplier provides evidence and documentation of the losses and calculations, Party A shall bear the loss related to the supplier on behalf of Party B, including but not limited to the sunk cost of product price plus mold cost. If Party A is unable to directly compensate the supplier for the relevant losses or bear the relevant costs and expenses at that time, Party A shall pay the corresponding amount to Party B in advance before Party B makes the relevant payment to the supplier.

12	Confidentiality
12.1	During and after the term of this Agreement, no party shall divulge or disclose any Confidential Information to any third party without the written permission of the other parties, unless such information has become available through public channels.

12.2

Each party (including its own employees) shall be obliged to keep confidential this Agreement and all policies, regulations, operation manuals, customer information and product information in the business.

13	Damages
13.1

This agreement is a clear expression of the true will of the parties. During the performance of this Agreement, if any party fails to perform the corresponding responsibilities and obligations in strict accordance with this Agreement, it shall constitute a breach of contract, and the breaching party shall bear the corresponding liabilities for breach of contract. In addition to indemnifying the non-breaching party for its reasonable direct losses (For the avoidance of doubt, the losses of Party B and Party C shall include the losses arising from their product quality assurance responsibilities), the breaching party shall bear all expenses incurred by the non-breaching party in obtaining such compensations, including but not limited to legal costs, attorney’s fees, travel expenses, etc.

If any other third party suffers any loss or damage due to reasons of either party, resulting in any dispute, and the settlement of such dispute ultimately leads to the other party or its affiliates being liable for any liability, the party causing the loss or damage shall indemnify the other party in full for the reasonable direct loss arising therefrom.

13.2

If the factory stops production due to one party, the party shall bear the corresponding liability, which shall be included into the assessment mechanism. The base shall be responsible for determining the responsibility. According to the assessment method of the base, the compensation for stop shall be RMB4,000/minute.

13.3

If it is necessary to purchase materials in advance and pay the supplier through Party B due to Party A’s reason, Party A shall pay the corresponding material price to Party B in advance. The material price paid in advance may be deducted from the sum payable by Party A to Party B for the complete vehicle assembly. Other additional expenses (storage fees, capital occupancy costs, financial expenses, etc.) confirmed by both parties in writing shall be borne by Party A alone.

13.4

Party B shall provide to Party A a list of materials with storage age exceeding 2 months on a monthly basis to give Party A early warning and confirm the consumption plan. If the materials are sluggish due to Party B’s reason, Party B shall bear the liabilities. The production materials stored at Party B’s production site for more than 4 months due to Party A’s reasons shall be regarded as ultra-long-term materials, and the Parties shall negotiate amicably to determine the additional storage fee (calculated in proportion to the current month’s output) arising from the ultra-long-term materials. The production materials that can no longer be used and consumed due to various reasons of Party A (including but not limited to order prediction deviation, design change breakpoint, product EOP, the material has passed the expiration date, the material has a storage age of more than 6 months and is not recommended for use after quality judgment) shall be deemed as sluggish materials, and Party A shall buy out the materials from Party B within 2 months after both parties confirm the list of sluggish materials. The buyout price shall be the price of sluggish materials and the additional storage fee (calculated in proportion to the output of the current month), and the parties shall agree on the duration of the disposal of the sluggish material within such time. If Party A fails to buy out the materials within 2 months, Party A shall bear the late fee and additional storage fee for the sluggish materials (calculated in proportion to the current month’s output). Party A shall, within the time agreed upon by both parties after the buyout, complete the physical disposal of the sluggish materials by itself or by entrusting Party B. If the physical disposal is not completed within the time limit and Party B is not entrusted to handle it, Party A shall bear the additional storage fee (calculated in proportion to the current month’s output). Party B will try its best to reduce the sluggish materials. The disposal plans include but are not limited to resale of spare parts, parts modification, transfer to other customers, etc. Party A shall bear the relevant expenses incurred. For details of the sluggish materials disposal process, please refer to Annex 6.

13.5

Party A shall bear the corresponding expenses and compensate Paty B for the reasonable direct losses caused by short delivery of goods during random inspection upon receipt. The claim path is that Party B claims from Party A and Party A claims from the supplier.

13.6	Party A shall bear the expenses arising from the urgent transportation of materials caused by Party A during mass production.
13.7

Upon negotiation by both parties, Party A shall bear the corresponding reasonable direct losses of Party B arising from the bulk replacement of parts and urgent replenishment of parts through air transportation caused by Party A, including labor costs, energy costs, etc.

13.8

In case of early termination of this Agreement due to Party A’s liability, that is, the production of cooperative models in Chunxiao Factory is stopped before the expiration of the term of this Agreement, Party A shall indemnify Party B for the reasonable direct losses arising therefrom in a lump sum. For clarity, the reasonable direct losses of Party B are limited to those directly related to the cooperative models, including but not limited to the depreciation amortization of fixed assets that has not yet been borne for the remaining term of this Agreement (calculated at annual scheduled capacity), material inventory, the semi-finished products of the cooperative models produced online, the finished vehicles not yet delivered, and employee severance costs. For the specific expense bearing principles, please refer to Article 14 of this Agreement.

14	Exit cost
14.1

If Party A applies for exit during the cooperation period, it shall give a formal written notice to Party B one year in advance, and the compensation principle shall be implemented in accordance with Article 14.5 of this Agreement.

14.2

If Party A’s actual exit date is less than one year from the time when Party A proposes to exit in writing to Party B (or Party A exits immediately), Party A shall compensate Party B for the total amount of depreciation and amortization for three years and three charges for one year starting from the date of exit.

14.3	Party A shall continue to purchase the vehicles that have been ordered before the official exit date.
14.4

The compensation is calculated on the basis of the higher of the depreciation and amortization measured in the exit mechanism and the depreciation and amortization measured using the minimum depreciation and amortization ratio for life cycle planning (X).

14.5

Exit node	Expense category	Exit principle
Exit before SOP	Management and investment fee	The expenses incurred shall be paid by Party A and its affiliates in a lump sum
Special equipment

The net value shall be purchased by Party A and its affiliates in a lump sum (it shall be first deducted from the security deposit paid), and the equipment shall be removed or disposed of by Party A and its affiliates.

Shared equipment

The total amount of depreciation amortization for 2 years after payment of SOP for the scheduled capacity in accordance with Article 6. If there are new models to make up for part of the loss, both parties can separately discuss the deduction scheme.

Exit after SOP	Three charges

One-time compensation for factory-related investment expenses (related to cooperative models), including but not limited to unamortized investment, employee severance expenses, work-in-process manufacturing expenses, etc. The total amount of discount and amortization for two years and three charges for half a year shall be compensated to Party B from the date of the official exit of the brand, calculated based on the predetermined production capacity. In other cases, exit costs will be determined by the parties through friendly negotiation.

Land, plant and shared equipment
Special equipment

The net value shall be purchased by Party A and its affiliates in a lump sum (it shall be first deducted from the security deposit already paid but not yet returned), and the equipment shall be removed or disposed of by Party A and its affiliates. If Party A entrusts the Base to propose the equipment disposal plan, which is implemented after being approved by Party A, the relevant expenses shall be borne by Party A.

15	Export control
15.1

Each Party undertakes to comply with all the laws and regulations on the export control and economic sanctions that may be applicable to the business and each party hereunder in China, the United States, etc.

15.2

Neither party will engage in any conduct that causes or may cause the other party to violate the laws and regulations in China and the United States, or other applicable laws and regulations on the export control and trade sanctions. If either party learns of any violation of applicable laws and regulations on the export control and trade sanctions in connection with the performance of this Agreement, it shall notify the other party as soon as possible, and in any case, the notification shall be issued no later than 14 days after it learns of such information.

15.3

Party A guarantees that it will not sell, assign or otherwise transfer the products under this Agreement (including the parts and vehicles provided by Party C, the same below) to sanctioned countries and regions (including but not limited to Iran, North Korea, Syria, Cuba, Darfur region of Sudan, Crimea region, Russia, Belarus, Donetsk People’s Republic region, Luhansk People’s Republic region,

Zaporizhia region, Kherson region, and other countries/regions subsequently added in accordance with laws and regulations) or individuals/entities subject to export restrictions according to applicable laws.

15.4

Party A undertakes to comply with all applicable laws and regulations that prohibit or restrict the use of the products under this Agreement. Party A undertakes not to use the products for the development or production of weapons of mass destruction, biological and chemical weapons, activities related to nuclear explosion or other dangerous nuclear fuels, and use them to support serious human rights abuses, military purposes or other end uses prohibited or restricted by applicable laws and regulations, or resell or transfer the products to institutions or individuals engaged in the above activities.

16	Data protection
16.1

“Data protection laws and regulations” refer to all applicable laws, regulations and national standards on protection and processing of personal information. “Data protection laws or regulations” should be interpreted accordingly. For avoidance of ambiguity, data protection laws and regulations include but are not limited to the California Consumer Privacy Act of the U.S., the General Data Protection Regulation (GDPR) of the European Union, the Personal Information Protection Law of the People's Republic of China, the Cybersecurity Law of the People's Republic of China, and the Data Security Law of the People's Republic of China.

16.2

“Personal information” refers to identified or identifiable information about a natural person recorded electronically or otherwise, excluding processed information for anonymity. Personal information includes (but is not limited to) name, date of birth, address, contact information, ID number, biometric information, record and content of communication, account ID and password, property information, credit investigation information, track and trace, location information, hotel accommodation information, health and physiological information, transaction information, network identifier and other relevant information.

16.3

The parties should strictly abide by the applicable data protection laws and regulations of the relevant country and region in any processing of personal information hereunder. Neither party may process any personal information under this Agreement or in connection with this Agreement on behalf of any of the other parties.

16.4

Notwithstanding the provisions of the precedent Article 16.3, the parties hereto agree and recognize that in the event that the parties concerned sign any separate Data Processing Agreement, Data Sharing Agreement or any other data protection agreement regarding the personal information processing hereunder after consultation, and the provisions of the other relevant agreement are inconsistent with the above provisions hereof, the former shall prevail.

17	Special provisions for integrity and self-discipline
17.1	Each party undertakes to strictly abide by the following provisions during business dealings:
(1)

It will not transfer any property or non-property interests or benefits to the personnel (including their relatives or other stakeholders, etc., the same below) of the other parties (including their minority shareholders, controlling shareholders, actual controllers or other affiliates, the same below) in any name.

(2)

It will not carry out business activities with the personnel of the other parties, and the personnel who are related to each other should refrain from such acts. Within two years after the termination of cooperation, it will not employ or accept the services of the personnel of the other parties without the consent of the other parties.

17.2

In case of any breach of the foregoing agreement, the breaching party shall pay liquidated damages to the non-breaching party at the rate of 30% of the contract amount (or for a contract with a non-fixed amount, the amount actually incurred, the same below). If the contract amount cannot be determined, it shall pay a liquidated damages of RMB300,000 to the non-breaching party. If the case constitutes a crime, it shall be sent to the judicial organ for investigation of criminal responsibility.

17.3

If any party finds that the personnel of the other parties violate the aforementioned provisions for integrity and self-discipline, it shall report to the compliance department of the relevant party or the judicial organ.

17.4	The alteration, transfer, termination, cancellation or invalidation of this Agreement shall not affect the validity of the aforementioned provisions for integrity and self-discipline.
18	Termination and cancellation of this Agreement
18.1	Other parties shall terminate this Agreement by means of notice without any liability if any party:
(1)	is subject to insolvency or liquidation, or any other event similar to that provided by law;
(2)

has any change of ownership, or disposition of all or any of its material business or asset (other than a lawful organizational adjustment) which materially affects the ability of the Party to perform this Agreement.

18.2	This Agreement may be terminated by mutual agreement of the parties.
18.3	If any party delays the performance of this Agreement and fails to perform it after being urged by the non-breaching party, the non-breaching party may unilaterally terminate this Agreement.
18.4

In the event that this Agreement is terminated or canceled for any reason other than the foregoing, the parties shall negotiate in good faith any matters not listed in the above circumstances or matters that should be further discussed.

19	Dispute Resolution

This Agreement shall be governed by the laws of the People’s Republic of China. If any dispute arises during the performance of this Agreement, it may be settled through negotiation of the parties. If the negotiation fails, any party shall bring a lawsuit to the people’s court at the place where Party B is located.

20	Force Majeure

If either Party delays the performance of its obligations or fails to perform its obligations hereunder due to circumstances unforeseeable on the date of execution of this Agreement and beyond the reasonable control of either party, such Party shall not be deemed to be in breach of this Agreement and shall not be liable to the other Party, and the time limit for performing such obligations may be extended accordingly. Such circumstances include, but are not limited to, earthquakes, typhoons, destruction of buildings, wars, riots, fires, explosions, flood disasters, acts of government authorities, or acts of industry. The Party that delays the performance of its obligations or is unable to perform its obligations under this Agreement as a result of any of the above circumstances shall immediately notify the other Party and use its reasonable efforts to minimize the impact of such circumstances on its performance of its obligations, and immediately notify the other Party and continue to fully perform its obligations under this Agreement after the end of such circumstances.

21	Miscellaneous
21.1

This Agreement shall take effect when signed and stamped by the authorized representatives of the parties, and terminate in accordance with the relevant termination terms of this Agreement. Articles 12 to 19 of this Agreement shall survive the termination of this Agreement, and the termination of this Agreement shall not affect the rights and obligations arising prior to such termination.

21.2

If supplementary provisions are required for the matters not covered in this Agreement, an ancillary agreement shall be signed separately by the parties through negotiation, which shall be annexed to this Agreement. The Annexes and this Agreement shall have the equal effect.

21.3

The Parties agree that, for purposes of this Agreement, Affiliate means, with respect to an entity, any entity that controls or is controlled by, directly or indirectly through one or more intermediate subjects, or is directly or indirectly under common control of the third party with, the entity. The aforementioned “control” means having the right to directly manage or have decision-making power over the management of an entity by: (a) directly or indirectly owning more than 50% of the voting shares, registered capital or equity of the entity, (b) The right to appoint a majority of the members of the Board of Directors or similar governing bodies of the entity; or (3) control by contract or other means, and “Controlled” shall have the corresponding meaning in accordance with the foregoing “control”. For the purpose of this Agreement only, Party A’s affiliates do not include Party B and Party C and all entities not controlled by ZEEKR

Technology Limited; The affiliates of Party B or Party C do not include Party A and all entities controlled by ZEEKR Technology Limited.

21.4	This Agreement shall be in sextuplicate, with each party holding two copies each, and each copy shall have the same legal effect.

[Signature page]

Annex 1: Interpretation on depreciation and amortization principles

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Annex 2: Division of labor and transaction path of the parties

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Annex 3: RASIC division of labor

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Annex 4: Quality agreement

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